SEC 13025394 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2012 (MM/DD/YY) AND ENDING 5/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever Glass, & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Carrigg (212) 952-1930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 8/6/13
KW 8/5

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2014

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2013

STOEVER, GLASS & CO., INC.
MAY 31, 2013

Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3 - 8

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Stoever, Glass & Co., Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. (the "Company") as of May 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

July 26, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | **TEL** 212.697.1000 | **FAX** 212.697.1004 CITRINCOOPERMAN.COM

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2013

ASSETS

Cash	$ 2,721,030
Securities owned, at fair value	15,472,636
Interest receivable	197,253
Prepaid income taxes	186,675
Furniture, fixtures and equipment, less accumulated depreciation of $431,725	35,669
Other assets	202,306
TOTAL ASSETS	$ 18,815,569

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Due to clearing broker	$ 7,722,291
Accounts payable and accrued expenses	411,346
Securities sold not yet purchased	556,828
Loan payable to stockholder	2,600,000
Total liabilities	11,290,465
Commitments and contingencies (Notes 3 and 6)	
Stockholders' equity:	
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	139,678
Retained earnings	7,595,606
	7,740,284
Less: treasury stock - 50 shares, at cost	(215,180)
Total stockholders' equity	7,525,104
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,815,569

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. During January 2013, the Company began to clear its transactions on a fully disclosed basis through Pershing LLC, a subsidiary of Bank of New York Mellon. Until then, the Company cleared its own transactions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Revenue recognition
Securities transactions are recorded on a trade-date basis.

Fair value measurements
The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurements, and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for the year beginning June 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the statement of financial condition, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

The Company has evaluated events and transactions occurring after the date of the statement of financial condition through July 26, 2013, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions thru its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2013.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION (CONTINUED)

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is therefore subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with two major financial institutions.

NOTE 4. DUE TO BROKER

Due to broker primarily represents margin debt owed to the clearing broker for the securities owned. The amount due to the clearing broker is stated net of the proceeds of securities sold short. Margin debt is collateralized by the Company's securities at May 31, 2013.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2013:

Equipment	$	393,345
Furniture and fixtures		74,049
		467,394
Less: accumulated depreciation		(431,725)
Furniture, fixtures and equipment, net	$	35,669

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from an office that is leased under a non-cancelable operating lease expiring on July 31, 2017. At May 31, 2013, future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31:		
2014	$	222,904
2015		243,168
2016		243,168
2017		243,168
2018		40,528
	$	992,936

Litigation

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

NOTE 7. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2009.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 8. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also has a defined contribution profit-sharing plan.

NOTE 9. RELATED-PARTY TRANSACTIONS

At May 31, 2013, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $2,600,000. The loan is unsecured and bears interest at 4% per annum.

NOTE 10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2013, the Company had net capital of approximately $5,164,000, which was $4,914,000 in excess of its minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 58% as of May 31, 2013.

NOTE 11. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 11. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2013:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
ETF	$ 155,440	$ -	$ -	$ 155,440	(a)
State and municipal bonds, at fair value	-	8,773,286	-	8,773,286	(a)
Corporate bonds, at fair value:					
Basic materials	-	496,803	-	496,803	(a)
Business support services	-	694,770	-	694,770	(a)
Consumer services	-	282,136	-	282,136	(a)
Financials	-	819,353	-	819,353	(a)
Oil and gas	-	278,475	-	278,475	(a)
Telecom services	-	3,735,307	-	3,735,307	(a)
Utilities	-	197,837	-	197,837	(a)
Other	-	39,229	-	39,229	(a)
	-	6,543,910	-	6,543,910	
Total	$ 155,440	$ 15,317,196	$ -	$ 15,472,636	
Liabilities:					
State and municipal bonds sold but not yet purchased, at fair value	$ -	$ 37,767	$ -	$ 37,767	(a)
Corporate bonds sold, not yet purchased, at fair value:					
Basic materials	-	454,561	-	454,561	(a)
Diversified industries	-	64,500	-	64,500	(a)
	-	519,061	-	519,061	
Total	$ -	$ 556,828	$ -	$ 556,828	

Long equity securities are included in Level 1 as they are valued at quoted market prices. State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

During the year ended May 31, 2013, there were no transfers between levels of the fair value hierarchy.